Exhibit 21.1
List of Subsidiaries
as of December 31, 2007

Name	State of Incorporation

CTI Billing Solutions Inc.	Delaware

CTI Delaware Holdings Inc.	Delaware

CTI Data Solutions (USA) Inc.	Delaware

Centillion Data Systems LLC.	Delaware

Name	Country of Incorporation

CTI Data Solutions Limited	United Kingdom

CTI Billing Solutions Limited	United Kingdom

CTI Group Limited	United Kingdom

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